RGC RESOURCES, INC.
                                                            FILE NO.
                                                                    -------

                                   FORM U-3A-2


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935


          RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

          1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

          a. Roanoke Gas Company ("Roanoke Gas"), a public service corporation organized under the laws of the Commonwealth of Virginia;

          b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company and d/b/a Highland Energy;

          c. Bluefield Gas Company ("Bluefield Gas"), a public service corporation organized under the laws of the State of West Virginia.

          d. RGC Ventures, Inc., a West Virginia Corporation, d/b/a Highland/Cox Heating and Cooling and d/b/a GIS Resources.

          e. RGC Ventures of Virginia, Inc., a Virginia corporation, d/b/a Application Resources, Inc.

          The business address of the Claimant and each of its subsidiaries is:

               RGC Resources, Inc.
               519 Kimball Avenue, N.E.
               Roanoke, VA  24016

               Roanoke Gas Company
               Diversified Energy Company
               RGC Ventures, Inc.
               RGC Ventures of Virginia, Inc.
               519 Kimball Avenue, N.E.
               Roanoke, VA  24016

               Bluefield Gas Company
               4699 East Cumberland Road
               Bluefield, WV  24701

          Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 53,732 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Energy. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Energy is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

          Bluefield Gas, a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,411 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

          RGC Ventures, Inc., a West Virginia Corporation, operates as Highland/Cox Heating and Cooling and GIS Resources. Highland/Cox Heating and Cooling is headquartered in Beckley, West Virginia and provides sales installation and service for heating, ventilation, and air conditioning equipment with offices in Beckley and Lewisburg, West Virginia. GIS Resources (Geographic Information Systems) combines database management tools with state-of-the-art geographic mapping techniques to develop a user friendly, broad based, management information system.

          RGC Ventures of Virginia, Inc., a Virginia corporation, operates as Application Resources and provides information technology consulting services specific to the utility industry.

          2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Coral Energy, Enron North America, Equitable Energy, and PG&E Energy Trading.

          Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), a Duke Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

          Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on the transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

          Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company that provides for the delivery of natural gas from Consolidated Natural Gas Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

          Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Three 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility, one 30,000-gallon tank is located at Ansted, WV, one 30,000-gallon tank is located at Beckley, WV, and one 30,000-gallon tank is located at Dunmore, WV.

          Highland Propane-Roanoke owns and operates ten storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank and one 12,000 gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank. The tenth facility is located at Weyers Cave in Augusta County, Virginia and consists of one 30,000-gallon tank.

          3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

          a. Roanoke Gas distributed at retail 7,990,344 DTH of gas during the calendar year 2000 for total revenues of $61,089,971. Bluefield Gas distributed at retail 980,332 DTH of gas in the State of West Virginia during the calendar year 2000 for total revenues of $6,970,614.

          b. Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

          c. Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 268,197 DTH of natural gas at wholesale to Roanoke Gas at the Virginia-West Virginia line for $1,549,818.

          d. Roanoke Gas purchased 8,311,581 DTH of natural gas outside the Commonwealth of Virginia during the calendar year 2000 for $45,716,031. All such gas was transported to Roanoke Gas for resale as system supply by Columbia, East Tennessee, and Bluefield Gas. Bluefield Gas purchased 1,382,022 DTH of natural gas for $7,766,499 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia and Phoenix Energy Sales Company. Roanoke Gas transported 3,156,279 DTH of natural gas to its end-users for $1,752,496.05 in total transportation fees. Bluefield Gas transported 24,255 DTH of natural gas to its end-users for $16,548 in transportation fees. Highland Energy purchased and delivered 2,520,080 DTH of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $10,649,189.

          4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

          A consolidating statement of income and surplus and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 2000 calendar year is attached as Exhibit A and Exhibit A(1).

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                    RGC RESOURCES, INC.



                                    By: s/John B. Williamson, III
                                       ------------------------------------
                                    Its President
(SEAL)
ATTEST:

s/Roger L. Baumgardner
---------------------------------
Roger L. Baumgardner, Secretary


Notices and correspondence regarding this statement should be addressed to:

Roger L. Baumgardner
Vice President-Secretary & Treasurer
RGC Resources, Inc.
Post Office Box 13007
Roanoke, VA  24030


                                                                                                                       Exhibit A
                      RGC Resources, Inc. and Subsidiaries
                       Consolidating Statement Of Earnings
                      Twelve Months Ended December 31, 2000

                                                                 Bluefield      Highland     Highland
                                          RGC      Roanoke Gas      Gas          Propane        Gas                   Highland
                                       Resources     Company      Company        Company     Marketing       GIS         Cox
                                    --------------------------------------------------------------------------------------------
Operating Revenues:
  Gas utilities                                    $65,237,441   $8,568,343
  Propane operations                                                           13,136,609
  Energy marketing                                                                           10,682,335
  Other                                                419,049       14,248       117,002                   20,141    1,684,275
                                    --------------------------------------------------------------------------------------------
     Total operating revenues                  0    65,656,490    8,582,591    13,253,611    10,682,335     20,141    1,684,275
                                    --------------------------------------------------------------------------------------------

Cost of Sales:
  Gas utilities                                     45,606,706    6,744,096
  Propane operations                                                            7,279,450
  Energy marketing                                                                           10,401,794
  Other                                                236,219       12,077        80,101                             1,269,137
                                    --------------------------------------------------------------------------------------------
     Total cost of sales                       0    45,842,925    6,756,173     7,359,551    10,401,794          0    1,269,137
                                    --------------------------------------------------------------------------------------------

Operating Margin                               0    19,813,565    1,826,418     5,894,060       280,541     20,141      415,138
                                    --------------------------------------------------------------------------------------------

Other Operating Expenses:
  Other operations                                   7,269,094      570,752     2,713,670        17,789     65,972      555,806
  Maintenance                                        1,031,397       71,081        93,513                                 9,357
  General taxes                                      2,667,689      325,188       199,424           252      5,083       50,698
  Depreciation and amortization                      2,974,485      236,961     1,220,031                    9,935       87,415

     Total other operating expenses            0    13,942,665    1,203,982     4,226,638        18,041     80,990      703,276
                                    --------------------------------------------------------------------------------------------

Operating Earnings                             0     5,870,900      622,436     1,667,422       262,500    (60,849)    (288,138)
                                    --------------------------------------------------------------------------------------------

Other Deductions, net                  2,177,500       (60,014)       3,014          (320)                                 (428)
                                    --------------------------------------------------------------------------------------------

Earnings Before Interest
   and Income Taxes                    2,177,500     5,810,886      625,450     1,667,102       262,500    (60,849)    (288,566)
                                    --------------------------------------------------------------------------------------------

Interest Charges                                     1,963,988      118,930       473,519                                81,938
                                    --------------------------------------------------------------------------------------------

Earnings Before Income Taxes           2,177,500     3,846,898      506,520     1,193,583       262,500    (60,849)    (370,504)
                                    --------------------------------------------------------------------------------------------

Income Taxes                                         1,271,225      193,204       468,545       100,522    (26,448)    (140,374)
                                    --------------------------------------------------------------------------------------------

Net Earnings                          $2,177,500    $2,575,673     $313,316      $725,038      $161,978   $(34,401)   $(230,130)
                                    =============================================================================================


                                                  Application                    Consolidated
                                                   Resources    Eliminations         Total
                                               ---------------------------------------------
Operating Revenues:
  Gas utilities                                                 ($1,574,153)     $72,231,631
  Propane operations                                                              13,136,609
  Energy marketing                                                                10,682,335
  Other                                                57,675                      2,312,390
                                               ---------------------------------------------
     Total operating revenues                          57,675    (1,574,153)      98,362,965
                                               ---------------------------------------------

Cost of Sales:
  Gas utilities                                                  (1,537,265)      50,813,537
  Propane operations                                                               7,279,450
  Energy marketing                                                                10,401,794
  Other                                                29,595                      1,627,129
                                               ---------------------------------------------
     Total cost of sales                               29,595    (1,537,265)      70,121,910
                                               ---------------------------------------------

Operating Margin                                       28,080       (36,888)      28,241,055
                                               ---------------------------------------------

Other Operating Expenses:
    Other operations                                    4,979       (36,888)      11,161,174
    Maintenance                                                                    1,205,348
    General taxes                                         422                      3,248,756
    Depreciation and amortization                                    (5,853)       4,522,974

     Total other operating expenses                     5,401       (42,741)      20,138,252
                                               ---------------------------------------------

Operating Earnings                                     22,679         5,853        8,102,803
                                               ---------------------------------------------

Other Deductions, net                                            (2,212,592)         (92,840)
                                               ---------------------------------------------

Earnings Before Interest and Income Taxes              22,679    (2,206,739)       8,009,963
                                               ---------------------------------------------

Interest Charges                                                    (35,092)       2,603,283
                                               ---------------------------------------------

Earnings Before Income Taxes                           22,679    (2,171,647)       5,406,680
                                               ---------------------------------------------

Income Taxes                                            8,609                      1,875,283
                                               ---------------------------------------------

Net Earnings                                          $14,070   $(2,171,647)      $3,531,397
                                               =============================================



                                                                                                                       Exhibit A (1)

                                                        RGC RESOURCES, INC. AND SUBSIDIARIES
                                                            CONSOLIDATING BALANCE SHEET
                                                                 DECEMBER 31, 2000

                                                            Roanoke     Bluefield       Highland
                                               RGC            Gas           Gas         Propane     Highland      GIS      Highland
ASSETS                                      Resources       Company       Company       Company      Energy     Resources     Cox
------                                       --------------------------------------------------------------------------------------

Current Assets:
  Cash and cash equivalents             $      184,820 $        3,689  $    (70,918) $  (279,916)                          $  2,213
   Accounts Receivable                                     17,221,105     1,282,697    3,020,733   1,487,596      9,585     322,969
   Intercompany Accounts Receivable            752,600       (205,874)      237,548     (380,164)    323,613   (164,002)   (556,499)
   Inventories                                              8,556,297     1,151,114      384,167                 22,729      79,271
   Prepaid income taxes                                             0
   Deferred income taxes                                            0
   Underrecovery of gas costs                               1,294,090     1,071,937
   Other                                         2,972         79,209        45,664      348,580                  2,276      29,937
                                           ----------------------------------------------------------------------------------------
      Total current assets                     940,392     26,948,516     3,718,042    3,093,400   1,811,209   (129,412)   (122,109)
                                           ----------------------------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                74,901,450     6,316,641
   Accumulated depreciation                               (28,958,584)   (2,167,935)
                                           ----------------------------------------------------------------------------------------
       Utility plant in service, net                 0     45,942,866     4,148,706            0           0          0           0

   Construction work-in-progress                            1,533,306       255,726
                                           ----------------------------------------------------------------------------------------

      Utility Plant, Net                             0     47,476,172     4,404,432            0           0          0           0
                                           ----------------------------------------------------------------------------------------

   Nonutility property                                                                17,251,621                 67,319     547,842
   Accumulated depreciation                                                           (5,536,460)                (9,935)    (51,932)
                                           ---------------------------------------------------------------------------------------

      Nonutility property, net                       0              0             0   11,715,161           0     57,384     495,910
                                           ----------------------------------------------------------------------------------------

     Total property, plant and equipment             0     47,476,172     4,404,432   11,715,161           0     57,384     495,910
                                           ----------------------------------------------------------------------------------------

Investment in Subsidiaries                  25,653,079              0
                                           ----------------------------------------------------------------------------------------

Other Assets:
    Intangible assets, net of accumulated
     amortization                                                   0                    349,265                            645,094
    Other assets                                              400,924        21,670        6,697
      Total other assets                             0        400,924        21,670      355,962           0          0     645,094
                                           ----------------------------------------------------------------------------------------

Total Assets                               $26,593,471    $74,825,612    $8,144,144  $15,164,523  $1,811,209   $(72,028) $1,018,895
                                           ========================================================================================





                                                Application                      Consolidated
ASSETS                                           Resources     Eliminations          Total
------                                         ----------------------------------------------
Current Assets:
  Cash and cash equivalents                                    $    508,942      $    348,830
   Accounts Receivable                                31,821      1,742,300        25,118,806
   Intercompany Accounts Receivable                   (7,222)                               0
   Inventories                                                      106,145        10,299,723
   Prepaid income taxes                                                                     0
   Deferred income taxes                                          1,868,133         1,868,133
   Underrecovery of gas costs                                                       2,366,027
   Other                                                             (1,300)          507,338
                                               ----------------------------------------------
      Total current assets                            24,599      4,224,220        40,508,857
                                               ----------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                                        79,581,801
                                                                 (1,636,290)
   Accumulated depreciation                                       1,597,087       (29,529,432)
                                               ----------------------------------------------
       Utility plant in service, net                       0        (39,203)       50,052,369
   Construction work-in-progress                                                    1,789,032
                                               ----------------------------------------------

      Utility Plant, Net                                   0        (39,203)       51,841,401
                                               ----------------------------------------------

   Nonutility property                                             (209,764)       17,657,018
   Accumulated depreciation                                         237,704        (5,360,623)
                                               ----------------------------------------------

      Nonutility property, net                             0         27,940        12,296,395
                                               ----------------------------------------------

     Total property, plant and equipment                   0        (11,263)       64,137,796
                                               ----------------------------------------------

Investment in Subsidiaries                                      (25,653,079)                0
                                               ----------------------------------------------

Other Assets:
    Intangible assets, net of accumulated                                             994,359
amortization
    Other assets                                                                      429,291
      Total other assets                                   0              0         1,423,650
                                               ----------------------------------------------

Total Assets                                         $24,599   $(21,440,122)     $106,070,303
                                               ==============================================







                                                          RGC RESOURCES, INC. AND SUBSIDIARIES
                                                               CONSOLIDATING BALANCE SHEET
                                                                    DECEMBER 31, 2000
                                                              Roanoke   Bluefield     Highland
                                                  RGC           Gas        Gas        Propane    Highland    GIS        Highland
LIABILITIES AND STOCKHOLDERS' EQUITY            Resources     Company    Company      Company     Energy   Resources       Cox
------------------------------------       ----------------------------------------------------------------------------------------

Current Liabilities:
   Current maturities of long-term debt                    $   726,565
   Borrowings under lines of credit                         14,940,000  2,192,000   3,751,000                             854,000
   Dividends payable                               528,974           0
   Accounts payable                                 15,750  12,706,063  1,880,457     789,694   1,209,027       603        54,589
   Income taxes payable                           (132,908)    429,393    131,039     223,501      77,928   (28,159)     (161,050)
   Customer deposits                                           533,646     71,326
   Accrued expenses                                  2,704   3,052,213    284,125     372,881                              22,070
   Refunds due customers                                       348,954
   Overrecovery of gas costs                                         0          0
                                                                                0
                                            --------------------------------------------------------------------------------------

      Total current liabilities                    414,520  32,736,834  4,558,947   5,137,076   1,286,955   (27,556)      769,609

Long-term Debt, Excluding Current Maturities                17,103,700  1,300,000   4,200,000

Deferred Credits and Other Liabilities:
   Deferred income taxes                                     1,862,050    110,986     630,435                 1,711         6,676
   Deferred investment tax credits                             353,255     11,186
                                            --------------------------------------------------------------------------------------

     Total deferred credits and other liabilities        0   2,215,305    122,172     630,435           0     1,711         6,676

Stockholders' Equity:
   Common Stock                                  9,435,825   8,603,965     49,704     196,421
   Preferred Stock                                                   0          0
   Capital in excess of par value               10,339,205   5,578,753    220,564   1,213,662                             478,225
   Retained earnings                             6,403,921   8,587,055  1,892,757   3,786,929     524,254   (46,183)     (235,615)
   Accumulated comprehensive income
                                            --------------------------------------------------------------------------------------

      Total stockholders' equity                26,178,951  22,769,773  2,163,025   5,197,012     524,254   (46,183)      242,610

Total Liabilities and Stockholders' Equity     $26,593,471 $74,825,612 $8,144,144 $15,164,523  $1,811,209  $(72,028)  $ 1,018,895
                                            ======================================================================================




                                                        Application                    Consolidated
LIABILITIES AND STOCKHOLDERS' EQUITY                     Resources     Eliminations        Total
------------------------------------                  ---------------------------------------------

Current Liabilities:
   Current maturities of long-term debt                                             $       726,565
   Borrowings under lines of credit                                                      21,737,000
   Dividends payable                                                                        528,974
   Accounts payable                                          1,920       2,251,242       18,909,345
   Income taxes payable                                      8,609                          548,353
   Customer deposits                                                                        604,972
   Accrued expenses                                                                       3,733,993
   Refunds due customers                                                                    348,954
   Overrecovery of gas costs                                                                      0
                                                                                                  0

                                                      ---------------------------------------------
      Total current liabilities                             10,529       2,251,242       47,138,156

Long-term Debt, Excluding Current Maturities                                             22,603,700

Deferred Credits and Other Liabilities:
   Deferred income taxes                                                 1,868,133        4,479,991
   Deferred investment tax credits                                                          364,441
                                                      ---------------------------------------------
     Total deferred credits and other liabilities                0       1,868,133        4,844,432

Stockholders' Equity:
   Common Stock                                                         (8,850,090)       9,435,825
   Preferred Stock                                                                                0
   Capital in excess of par value                                       (7,491,204)      10,339,205
   Retained earnings                                        14,070      (9,324,348)      11,602,840
   Accumulated comprehensive income                                        106,145          106,145
                                                      ---------------------------------------------

      Total stockholders' equity                            14,070     (25,559,497)      31,484,015

Total Liabilities and Stockholders' Equity                $ 24,599    $(21,440,122)   $ 106,070,303
                                                      =============================================


                                                                     EXHIBIT B


Not Applicable.